SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __)*

ESSA Pharma Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29668H104
(CUSIP Number)
August 27, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Soleus Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,138,262
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,138,262
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,138,262
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (1)
12		TYPE OF REPORTING PERSON*
OO

(1)            Based on a total of 21,598,614 Common Shares outstanding as of August 27, 2019 as provided by the Issuer, which includes 734,218 shares issuable upon exercise of certain warrants issued to affiliates of the Reporting Person.

Item 1(a)	Name of Issuer:
ESSA Pharma, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
Suite 720, 999 West Broadway
Vancouver, British Columbia, Canada, V5Z 1K5

Item 2(a)	Name of Person Filing:

The Reporting Person is Soleus Capital, LLC. Additionally, information is included herein with respect to (i) Soleus Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Soleus Master Fund”); (ii) Soleus Capital Special Opportunities Fund, L.P., a Delaware limited partnership (“Soleus Special Fund”), and (iii) Soleus Capital Group, LLC, a Delaware limited liability company (“Soleus Group”).  The Reporting Person is the sole general partner of each of Soleus Master Fund and Soleus Special Fund, and Soleus Group is the sole managing member of the Reporting Person.  Mr. Guy Levy is the sole managing member of Soleus Group and hereby disclaims beneficial ownership of shares held by any of the entities named herein.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Item 2(c)	Citizenship:
Delaware, U.S.A.
Item 2(d)	Title of Class of Securities:
Common Shares
Item 2(e)	CUSIP Number:
2966H104
Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J). Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:  The Reporting Person is the general partner of each of Soleus Master Fund and Soleus Special Fund (the “Funds”), which collectively hold an aggregate of 2,138,262 common shares (the “Shares”) of the Issuer, including an aggregate of 734,218 common shares issuable upon exercise of certain warrants (“Warrants”) to purchase common shares within 60 days of the date of this Report.   As the general partner of the Funds, the Reporting Person may be deemed to have sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares.  As the sole general partner of the Reporting Person, Soleus Group may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition the Shares.  The sole managing member of Soleus Group is Mr. Guy Levy, who may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Levy or Soleus Group is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)     Percent of Class:   9.99%, based on a total of 21,598,614 common shares outstanding as of August 27, 2019 as reported by the Issuer, which includes 734,218 shares issuable upon exercise of the Warrants.

(c) Number of shares as to which the Reporting Person has: See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.
Not Applicable

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 28, 2019

Soleus Capital, LLC,
By: Soleus Capital Group, LLC, its general partner

/s/ Guy Levy
Name: Guy Levy
Title: Chief Executive Officer